BART AND ASSOCIATES, LLC
Attorneys at Law

October 28, 2014

Via SEC Edgar Submission
David Korvin, Law Clerk
Pamela Long, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Virtual Sourcing, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Initial Form S-1 Filed: March 3, 2014
File No. 333-194254

Dear Ms. Long:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: We note your response to comment three of our letter dated August 6, 2014. As you are not currently a reporting company, please clarify what legal requirement you are referring to in your response. Further, please explain why the information in these press releases does not constitute efforts reasonably calculated to arouse investor interest in your securities. Additionally, it does not appear that you meet the conditions in Rule 169 of Regulation C of the Securities Act of 1933. Consideration should be given to specifically addressing and supporting in the prospectus all claims and projections in the press releases as well as providing Risk Factor disclosure regarding potential for Section 5 violations. To the extent the financial and other information cannot be supported, you should so state in the prospectus.

Answer to Comment 1:  The Company has informed me that the communications via Marketwired were issued due to a requirement to provide public information regarding a material contract or event, which is required by OTC Markets for Pinksheets reporting companies.  The Company, until the effectiveness of the S-1, has been reporting on Pinksheets, which requires that if a material event is not included in the issuer’s previous public disclosure documents, the issuer shall publicly disclose such events by disseminating a news release within 4 business days following their occurrence.  The releases were issued only in an effort to provide information regarding the new business line for the company, and not in any way to arouse investor interest in the Company’s securities.  The Company is not selling any shares and did not offer to sell any shares using the Marketwired communications.  The company did not use any means or instruments of transportation or communication in interstate commerce or of the mails to sell any securities, or to transmit any prospectus.   Again, I have been informed by the Company that the Marketwired communications were made only to provide disclosure of a material event pursuant to OTC Markets rules, and not to arouse investor interest in the Company’s securities.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

October 28, 2014

Plan of Distribution, page 22

Comment 2: A search of Wyoming’s Secretary of State website indicates the following:

•
the company providing your subsidiary Allied Recycling Corp (ARC) with barrels of Kruud Kleen, EYII LLC (EYII), was organized by the same individual, Norman Birmingham, as the company that you received your only purchase order from, FYA Field Services LLC (FYA);

•	EYII, FYA, and Gallant Acquisitions Corp. (which owns 20% of Allied Recycling Corp.) all have the same principal address listed in Rock Hill, South Carolina;

•	EYII and FYA were founded within two days of each other, on July 3, 2014 and July 1, 2014, respectively; and

•	Gallant Acquisitions Corp. is the registered agent for both EYII and FYA.

Additionally, we note that Mr. Birmingham was formerly the CEO and President of Virtual Sourcing, according to an interim report filed with the OTC on February 5, 2013. Given that your sole provider and purchaser of Kruud Kleen is the same person, it does not appear that Exhibits 10.8 or 10.9 are contracts with any economic value to your company.

In your next amendment, please do the following:

•	describe why Mr. Birmingham was willing to pay you a higher price for a barrel of Kruud Kleen than he sold it to you for;

•	Explain why EYII, FYA, and Gallant Acquisition Corp all have the same principal address;

•	disclose Mr. Birmingham’s current role at your company and detail his termination as CEO of Virtual Sourcing;

•	tell us whether there are any other registration statements of companies for which Mr. Birmingham has acted as a promoter or had a controlling interest;

•	detail how Exhibit 10.8 was reached only two days after EYII’s formation, including how EYII was able to provide such a large quantity of barrels in such a short period of time after formation; and

•	disclose that you have not actually sold any Kruud Kleen, nor do you have any current contractual arrangements to do so.

We may have additional comments upon our review of the amended registration statement.

Answer to Comment 2:

I have been informed by the Company of the following, which correspond to the bullet points listed in Comment 2:

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

October 28, 2014

•
Mr. Birmingham has set up many companies in various states during his career, as a service provided to third party company owners.  Mr. Birmingham does not own any equity in either EYII or FYA Field Services.  Mr. Birmingham, as a favor to the individuals who own EYII and FYA, who were running a business as individuals with no corporate entity having been set up, set up the companies in order to give the owners of EYII and FYA some liability protection and a corporate structure.   Mr. Birmingham does not own any equity of EYII or FYA, and is therefore not involved in the agreements between the Company, EYII and FYA.

•
Gallant Acquisitions Corp. is the resident agent for 9 companies in Wyoming, none of which it owns.  Gallant Acquisitions acted as the initial resident agent for EYII and FYA in order to expedite the process of having EYII and FYA formed prior to the contracts being signed, so the contracts would not need to be signed directly with the individuals who own EYII and FYA.   The address used was only for purposes of a registered office/agent address, and will be changed by the owners of EYII and FYA.

•
Mr. Birmingham was not terminated from Virtual Sourcing, Inc.  He resigned from his positions with the company due to personal health reasons.  As the only director of the company remaining in 2012, Mr. Birmingham immediately attempted to find a suitable board and officer group, and as soon as the officers and directors were selected, he resigned from all officer and director positions with the company.  He currently assists with compliance work for the Company, but does not have a contract with the company and there are no plans to create a contract.

•	There are no other registration statements or companies for which Mr. Birmingham has acted as a promoter or had a controlling interest.
•
EYII and FYA were being run by individuals without any corporate entity being formed until July of 2014.  The owners of EYII and FYA decided to form entities to run each of their respective businesses, in order to appear more professional and decrease personal liability.  The businesses were operating prior to the formation of the actual corporate entities, they were not startup business, although they had not been run under a formal corporate entity.

•
The Company does have a contract to sell Kruud Kleen, and also has a purchase order for a minimum of 70 barrels of Kruud Kleen per week and a maximum of 105 barrels per week, which was included as Exhibit 10.9 to the previous submission.

Comment 3: We note that you issued 5,000,000 shares to Norman Birmingham on July 5, 2014. Please reflect this change in your offering, dilution, and recent sales of unregistered securities sections.

Answer to Comment 3:  Norman Birmingham does not own EYII, LLC, and did not receive 5,000,000 shares of the Company, as the Marketing Agreement was between EYII and Virtual Sourcing, not Norman Birmingham and Virtual Sourcing.  In addition, the 5,000,000 shares described in the Agreement have not yet been issued.

Comment 4: Rule 8-08(b) of Regulation S-X states that the financial information in an initial registration statement for a smaller reporting company may be up to 90 days after year- end if the issuer expects to report income before taxes in the current year and has reported income before taxes in at least one of the two previous years. We note that you have reported losses before taxes for the two years ended June 30, 2013 and the nine months ended March 31, 2014. As such, please update your financial statements and financial information throughout the filing in accordance with Rule 8-08(b) of Regulation S-X.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

October 28, 2014

Answer to Comment 4:   The revised financial statements have been included with the amended disclosure statement.

Shares Offered by the Company, page 24

Comment 5: Please clarify whether you will provide this prospectus to interested investors even if not first requested by these parties.

Answer to Comment 5:  The clarification has been added to the section titled “Shares Offered by the Company”.

Description of our Business, page 28

Comment 6: Please describe your chemical distribution business in greater detail in this section. We note the following subsections of your business section have not been updated to reflect this new line of business:
•	Principal services and their markets,

•	Revenue Model and Distribution methods of the products or services,

•	Status of any publicly announced new product or service,

•	Sources and availability of raw materials and the names of principal suppliers,

•	Government and Industry Regulation, and

•	Government and Industry Regulation.

Answer to Comment 6:  The above listed sections have been revised, as appropriate, in order to properly include the chemical distribution business.

Management’s Discussion and Analysis or Plan of Operation, page 35
Continuing Plan of Operation, page 38

Comment 7: We note your disclosure that loans from existing shareholders will be used to infuse your chemical distribution business. Please describe any agreements or understandings you have with these existing shareholders. Additionally, if you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations which is available on the Commission’s website.

Answer to Comment 7:  Additional language has been added to the revised disclosure statement to clarify the above language.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

October 28, 2014

Signatures

Comment 8: Please note that this registration statement should be signed by your principal executive officer, principal financial officer, controller or principal accounting officer as well as the majority of the board of directors. Any person occupying more than one of these specified positions shall indicate each capacity in which he signs. Please refer to the instructions to the Signatures on Form S-1.

Answer to Comment 8: The revised disclosure statement contains a corrected signature block.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Virtual Sourcing, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com